- 1 - FIRST AMENDMENT TO WASHINGTON FEDERAL INC. NON-QUALIFIED EMPLOYEE STOCK PURCHASE PLAN The Board of Directors of Washington Federal, Inc., a Washington corporation (the “Company”), adopted the Washington Federal Inc. Non-qualified Employee Stock Purchase Plan (the “Plan”) on December 18, 2022, which Plan was approved by the shareholders of the Company effective February 14, 2023. NOW, THEREFORE, the Plan shall be amended as follows, effective as of March 31, 2023: 1. Defined Terms. Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Plan. 2. Amendments to Plan. a. Section 2(p) is hereby amended and restated in its entirety as follows: “(p) “Purchase Period” shall mean the three (3)-month periods (i) commencing on January 1 and ending on March 31, (ii) commencing on April 1 and ending on June 30, (iii) commencing on July 1 and ending on September 30, and (iv) commencing on October 1 and ending on December 31 of each year. The duration and timing of Purchase Periods may be changed by the Plan Administrator, in its sole discretion.” b. The word “whole” shall be deleted from each and every reference to “whole shares” in the Plan, and Participants shall be permitted to purchase fractional shares under the Plan. c. Section 8(d) shall be amended and restated as follows: Any amount remaining in the Participant’s Plan Account, including any amounts remaining because the maximum number of shares authorized for issuance under the Plan have been issued or committed for issuance as a result of Section 8(c) above, shall be refunded to the Participant in cash, without interest, within 30 days of the end of the applicable Purchase Period. 3. Except as expressly amended hereby, the Plan remains in full force and effect. Exhibit 99.2